Exhibit (a)(1)(xiv)

Offer To Purchase For Cash

by

Kerr-McGee Corporation

of

Up to 43,500,000 Shares of Its Common Stock
(Including the Associated Preferred Stock Purchase Rights)

at

a Purchase Price Not Greater Than $92.00 Nor Less Than $85.00 Net Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MAY 18, 2005,
UNLESS THE TENDER OFFER IS EXTENDED.

May 2, 2005

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We have been appointed by Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee"), to act as Dealer Managers in connection with Kerr-McGee's offer to purchase for cash up to 43,500,000 shares of its common stock, par value $1.00 per share, at a purchase price not greater than $92.00 nor less than $85.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Kerr-McGee's Offer to Purchase, dated April 18, 2005, as amended and supplemented by the Supplement, dated May 2, 2005 (the "Offer to Purchase"), and the related Amended Letter of Transmittal (which, together with any further supplements or amendments thereto, collectively constitute the "tender offer"). Unless the context requires otherwise, all references to shares shall refer to the shares of common stock, par value $1.00 per share, of Kerr-McGee and shall include the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of July 26, 2001, between Kerr-McGee and UMB Bank, n.a., as amended by the First Amendment to Rights Agreement, dated as of July 30, 2001, between Kerr-McGee and UMB Bank, n.a. All shares tendered and purchased will include such associated preferred stock purchase rights.

        Kerr-McGee has amended its tender offer so that all Kerr-McGee stockholders wishing to tender shares in the tender offer may do so on the same basis with respect to proration. Prior to amending the offer, holders of "odd lots" (lots held by owners of less than 100 shares) who properly tendered all of their shares in the tender offer would have had priority over all other tendering stockholders with respect to proration. Following the amendment, all tendering stockholders (other than those tendering conditionally) will be subject to proration, if any, on the same basis.

        Kerr-McGee will determine a single per share price, not greater than $92.00 nor less than $85.00 per share, that it will pay for the shares properly tendered and not properly withdrawn pursuant to the tender offer taking into account the number of shares so tendered and the prices specified by tendering stockholders. Kerr-McGee will select the lowest purchase price that will allow it to purchase 43,500,000 shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the tender offer. Kerr-McGee will purchase all shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Amended Letter of Transmittal, including the provisions relating to proration and conditional tender described in the Offer to Purchase.

        Shares tendered at prices in excess of the purchase price and shares not purchased because of proration or conditional tenders will be returned at Kerr-McGee's expense to the stockholders who tendered such shares promptly after the Expiration Date (as defined in the Offer to Purchase). As described in the Offer to Purchase, in the event the final purchase price is less than the maximum price of $92.00 per share and more than 43,500,000 shares are tendered in the tender offer at or below the purchase price, Kerr-McGee intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it repurchases up to $4 billion of its shares. By way of example, if the final purchase price is the minimum purchase price of $85.00 per share, Kerr-McGee intends to purchase up to an additional 3,227,763 of its outstanding shares to the extent tendered in the tender offer. Kerr-McGee also expressly reserves the right, in its sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     Supplement, dated May 2, 2005;

          2.     Amended Letter of Transmittal for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

          3.     Amended Notice of Guaranteed Delivery to be used to accept the tender offer if the shares and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

          4.     An amended form of letter which may be sent to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the tender offer; and

          5.     Return envelope addressed to UMB Bank, n.a., the Depositary, for your use only.

        Certain conditions to the tender offer are described in Section 7 of the Offer to Purchase.

        We urge you to contact your clients as promptly as possible. Please note that the tender offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, May 18, 2005, unless the tender offer is extended.

        For shares to be properly tendered pursuant to the tender offer, (a) the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed Amended Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Amended Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Amended Letter of Transmittal.

        If you have already properly tendered shares pursuant to the procedures set forth in the Offer to Purchase, dated April 18, 2005, and the related Letter of Transmittal, you are not required to take any further action to properly tender shares in the tender offer. Kerr-McGee will disregard all elections for "odd lot" preferential treatment made by stockholders who have properly tendered (and not properly withdrawn) shares in the tender offer pursuant to the procedures set forth in the Offer to Purchase, dated April 18, 2005, and the related Letter of Transmittal.

        Kerr-McGee will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Managers and Information Agent as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the tender offer. Kerr-McGee will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Kerr-McGee will pay all domestic stock transfer taxes applicable to its purchase of shares pursuant to the tender offer, subject to Instruction 9 of the Amended Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of Kerr-McGee, the Information Agent or the Depositary for the purpose of the tender offer.

        Any inquiries you may have with respect to the tender offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
J.P. Morgan Securities Inc. Lehman Brothers Inc.

Nothing contained herein or in the enclosed documents shall constitute you the agent of Kerr-McGee, the Dealer Managers, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the enclosed documents and the statements contained therein.